CORPORATE ACCESS NUMBER: 206732505

Alberta

BUSINESS CORPORATIONS ACT

CERTIFICATE

OF

AMENDMENT AND REGISTRATION

OF RESTATED ARTICLES

MINERA ANDES INC.
AMENDED ITS ARTICLES ON 2009/10/07.

Name/Structure Change Alberta Corporation - Registration Statement

Alberta Amendment Date: 2009/10/07

Service Request Number: 13680996
Corporate Access Number: 206732505

Legal Entity Name:	MINERA ANDES INC.
French Equivalent Name:	
Legal Entity Status:	Active
Alberta Corporation Type:	Named Alberta Corporation
New Legal Entity Name:	MINERA ANDES INC.
New French Equivalent Name:	
Nuans Number:	PRE-CONV
Nuans Date:	1995/11/06
French Nuans Number:	
French Nuans Date:	
Share Structure:	REFER TO "SHARE CAPITAL" ATTACHMENT
Share Transfers Restrictions:	NONE.
Number of Directors:	
Min Number Of Directors:	1
Max Number Of Directors:	15
Business Restricted To:	NONE.
Business Restricted From:	NONE.
Other Provisions:	SEE ATTACHED
BCA Section/Subsection:	173(1)(N)

Professional Endorsement Provided:
Future Dating Required:

Annual Return

File Year	Date Filed
2008	2008/10/30
2007	2007/11/09
2006	2007/01/11

Attachment

Attachment Type	Microfilm Bar Code	Date Recorded
Other Rules or Provisions	ELECTRONIC	2000/06/30
Share Structure	ELECTRONIC	2000/06/30
Letter - For Legal Name Change	10000600000042445	2002/03/08
Other Rules or Provisions	ELECTRONIC	2009/10/07

Registration Authorized By: BONNIE KUHN
AGENT OF CORPORATION

APPENDIX I

TO THE ARTICLES OF AMENDMENT OF MINERA ANDES INC.

OTHER RULES OR PROVISIONS

To Replace OTHER RULES OR PROVISIONS Attached to and Forming Part of the Articles of Amalgamation of MINERA ANDES INC.

(a) The Board of Directors of the Corporation may, between annual meetings appoint one or more additional directors of the Corporation to serve until the next annual meeting, but the number of additional directors shall not at any time exceed one-third (1/3) of the number of directors who held office at the expiration of the last annual meeting of the Corporation.

(B) Meetings of shareholders of the Corporation shall be held in the City of Vancouver in the Province of British Columbia, in the City of Spokane in the State of Washington, in the City of Toronto in the Province of Ontario or anywhere in Alberta that the directors determine.